[CPSI Letterhead]

August 17, 2023

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:     David Edgar
        Kathleen Collins

Re:     Computer Programs and Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Filed March 16, 2023
File No. 000-49796

Dear Mr. Edgar and Ms. Collins:

This letter is being submitted in response to the comment letter dated July 24, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to the undersigned, as Chief Financial Officer of Computer Programs and Systems, Inc. (the “Company”). This letter contains the Company’s responses to the Comment Letter. For your convenience, each comment is repeated below in bold, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended December 31, 2022

Management’s Discussion and Analysis of Financial Condition and Results of Operations Management Overview, page 44

1.You disclose that retention of existing Acute Care EHR customers is a key component of your long-term growth strategy and retention rates for these customers have remained in the mid-to-high 90th percentile ranges without deviating materially from 2019 to 2022. Please revise to disclose the actual retention rates for the periods presented as you appear to do in your March and June 2023 Investor Presentations.

Response: The Company acknowledges the Staff’s comment and confirms that the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2023 discloses, and future filings will disclose, the actual retention rates for Acute Care EHR customers for the periods presented.

Securities and Exchange Commission
August 17, 2023

Results of Operations
2022 Compared to 2021, page 48

2.You disclose that the number of new hospital clients for your Acute Care EHR solutions for the periods presented. Please tell us your consideration to disclose the total number of such clients as of the end of each period presented to add context to this disclosure. In this regard, we note that such information is provided in your March and June 2023 Investor Presentations.

Response: The Company acknowledges the Staff’s comment and respectfully submits for the Staff’s consideration that the total number of EHR customers presented in the Company’s March and June 2023 Investor Presentations were included therein solely to provide investors with a sense of the scale of the Company’s EHR business. The Company’s management does not consider the total number of EHR customers as a key performance indicator or otherwise responsive to the disclosure requirements related to Management's Discussion and Analysis of Financial Condition and Results of Operations, but will disclose this metric in the Business section of future filings of the Company's Annual Report on Form 10-K.

With respect to the number of new Acute Care EHR customers, as discussed further below, the Company’s management no longer views the number of installations during a fiscal quarter as a key performance indicator due to the combined effects of (a) the rapid maturation of the Company’s core software markets as a result of the American Recovery and Reinvestment Act of 2009 (the “ARRA”) and (b) the natural evolution of customer licensing preferences, with Software as a Service (“SaaS”) arrangements gaining popularity at the expense of traditional client-server models and the accompanying perpetual licenses. As such, the Company removed the disclosure of the number of new hospital clients for Acute Care EHR solutions from the Company’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2023 and does not intend to provide such disclosure going forward.

With respect to the ARRA ((a) above), the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 Annual Report”) notes that the ARRA greatly accelerated “the adoption of EHR technology nationwide, significantly increasing industry-wide penetration rates and our penetration rates within our existing customer base for our current menu of applications.” The existing disclosure goes on to state that, as a result, “the revenue opportunities for new customer additions have greatly diminished, as have our opportunities for add-on sales to existing customers.” Having stated that revenue opportunities from new customer implementations are greatly diminished and elsewhere in the 2022 Annual Report describing the Company’s continuing growth strategy as mostly reliant on expansion of our revenue cycle management (RCM) business, the Company’s management believes that it has appropriately communicated to investors that the number of new Acute Care EHR customers is no longer a key performance indicator.

Securities and Exchange Commission
August 17, 2023

With respect to the evolution of licensing preferences ((b) above), the prevalence of SaaS arrangements within the Company’s new Acute Care EHR customer implementations was 68% in 2020, 63% in 2021, and 100% in 2022. Management expects that all future new Acute Care EHR customer implementations will be in a SaaS environment. This increase in the prevalence of SaaS arrangements has significant impacts on the key measures used to assess the Company’s financial performance during a given period. Perpetual license sales generally result in “point-in-time” revenue recognition for the related software components, resulting in revenue volatility that is strongly correlated to the number of such new Acute Care EHR implementations performed during a period. Conversely, SaaS arrangements generally result in the related contract consideration being recognized as revenue over the contract term. The effect of this migration from perpetual license sales to SaaS arrangements has removed much of the revenue volatility associated with new Acute Care EHR implementations and greatly limits the usefulness of the number of such implementations in a fiscal quarter in assessing the Company’s performance.

Consolidated Financial Statements

Consolidated Statement of Operations, page 67

3.You present cost of sales exclusive of amortization expense and a subtotal for gross profit. Please tell us how your presentation complies with SAB Topic 11.B. In this regard, you should either include the amortization of acquisition-related intangibles in cost of sales or remove the gross profit subtotal from your statements of operations. Your discussion of gross profit and gross margin in MD&A should be similarly revised. In your response, provide us with the amount of amortization expense excluded from costs of sales for each period presented.

Response: The Company acknowledges the Staff’s comment and will accordingly make the following changes and clarifications in future filings: (i) remove the gross profit subtotal from the statements of operations, (ii) re-label the costs of revenue line-item(s) throughout the filing to reflect the exclusion of depreciation and amortization, and (iii) clarify the exclusion of depreciation and amortization in total costs of revenue within the relevant discussions in MD&A. The table below reflects the intended revised presentation of the statements of operations.

Securities and Exchange Commission
August 17, 2023

Year Ended December 31,
20XX
Revenues:
RCM	$ XXX,XXX
EHR	XXX,XXX
Patient Engagement	XXX,XXX
Total revenues	XXX,XXX

Expenses
Costs of revenue (exclusive of amortization and depreciation)
RCM	XXX,XXX
EHR	XXX,XXX
Patient Engagement	XXX,XXX
Total cost of revenue (exclusive of amortization and depreciation)	XXX,XXX

Product development	XXX,XXX
Sales and marketing	XXX,XXX
General and administrative	XXX,XXX
Amortization	XXX,XXX
Depreciation	XXX,XXX
Total expenses	XXX,XXX
Operating income	XXX,XXX
Other income (expense)
Other income (expense)	XXX,XXX
Gain on contingent consideration	XXX,XXX
Loss on extinguishment of debt	XXX,XXX
Interest expense	XXX,XXX
Total other income (expense)	XXX,XXX
Income before taxes	XXX,XXX
Provision for income taxes	XXX,XXX
Net income	$ XXX,XXX
Net income per share - basic	$ X.XX
Net income per share - diluted	$ X.XX
Weighted average shares outstanding used in per common share computation
Basic	XX,XXX
Diluted	XX,XXX

Management estimates that amortization expense excluded from costs of sales as originally reported for the years ended December 31, 2022, 2021 and 2020 was approximately $5.6 million, $4.8 million and $3.4 million, respectively.

Securities and Exchange Commission
August 17, 2023

Note 5. Software Development, page 80

4.We note you have determined that the change in accounting for software development costs is a change in accounting estimate effected by a change in accounting principle. Please provide us with a detailed analysis of how you determined that this change was not a correction of an error. In this regard, you state that your ongoing monitoring activities revealed that your then-current capitalization methodology did not fully reflect all of the activities critical to develop software assets.

Response: The Company acknowledges the Staff’s comment and respectfully advises the Staff that it considered the guidance in FASB Accounting Standards Codification (“ASC”) 250, Accounting Changes and Error Corrections, when this change in methodology was made during the quarter ended June 30, 2021 and the Company’s management concluded that the change in accounting for software development costs was not a correction of an error. The Company provided various disclosures in its Quarterly Report on Form 10-Q for the period ended June 30, 2021 (the “Q2 2021 Form 10-Q”) regarding this change. In Note 1. Basis of Presentation and Note 6. Software Development in the Notes to the Condensed Consolidated Financial Statements, we disclosed that a change in methodology was made, described the nature of the change in methodology, and discussed the financial impact of the change on the 2021 interim periods. Similar disclosures were provided in the Management Overview section and the Critical Accounting Policies and Estimates section of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations. The impacts of the change in methodology on operations and cash flows were discussed in the Product Development and Investing Cash Flow Activities paragraphs, respectively, in the Q2 2021 Form 10-Q, and similar disclosures have been made in subsequent filings. The discussion below provides details of our considerations in reaching the conclusion that this change in methodology was not the correction of an error. For ease of presentation, the discussion below is organized as (i) Background, (ii) the Original Methodology, (iii) the Revised Methodology, and (iv) Accounting Conclusions.

Background
The Company implemented its accounting policy for capitalization of product developments costs incurred in the development of new technologies for hosted solutions to be marketed under a software as a service (“SaaS”) model in accordance with ASC 350-40, Internal-Use Software, for the fiscal year beginning January 1, 2020, upon adoption of Accounting Standards Update (“ASU”) 2018-15, Internal-Use Software (Subtopic 350-40): Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That is a Service Contract, as required for public business entities for fiscal years beginning after December 15, 2019. Prior to January 1, 2020, software development costs incurred were not capitalized as previous software development projects predominately related to the development of licensable software to be sold, leased, or marketed externally and were accounted for under ASC 985-20, Costs of Software to be Sold, Leased, or Marketed. ASC 985-20 limits capitalization to a narrow timeframe between establishing technological feasibility and general release, resulting in insignificant amounts eligible for capitalization. Additionally, the Company’s strategy to migrate to developing new applications that would be marketed as SaaS solutions, as opposed to software solutions licensed to customers or sold externally, occurred concurrently with the adoption of ASU 2018-15, resulting in subsequent

Securities and Exchange Commission
August 17, 2023

increases in the costs eligible for capitalization. Although the Company offered SaaS solutions prior to 2020, the development costs associated with these products were concluded to be immaterial.

Original Methodology
The activities associated with software development on new SaaS projects are mostly performed by internal product development teams at the Company. These teams do not work solely on new products accounted for as internal-use software and the Company historically (prior to January 1, 2020) did not track time on a project-level basis. As a result, to comply with the capitalization requirements of ASC 350-40 as of January 1, 2020, the Company developed a reasonable methodology, based on the best information known at the time, to estimate time spent on software development in order to allocate a portion of product development teams’ labor costs to capitalized expenses. As time tracking is the predominant industry practice to determine direct labor costs associated with a project, management established a system of estimating capitalizable labor costs using an estimated time-equivalent for development activities that met the capitalization criteria of ASC 350-40. This estimated time-equivalent (as described in more detail below) was based on assumptions supported by the limited tracked labor data of a pilot group of the Company's developers that was available at the time and required judgment from individual product development teams regarding time needed to complete a task. Estimated time-equivalents during the relevant period were then multiplied by a Company-wide cost factor (i.e., the average daily compensation costs, inclusive of related payroll taxes and benefits, for our entire population of employees engaged in product development activities) to determine each period’s costs requiring capitalization.

More specifically, the Company utilizes the Agile Development framework that divides product development efforts into “sprints” and “epics”, which are then further broken into “story points” as the most detailed measure of the level of effort required to complete a specific task. This level of effort determination is made by the development team assigned to complete the work and considers time-to-complete, but also includes other factors (such as complexity) that form a qualitatively-informed level-of-effort metric. These story points are then classified as requiring capitalization (“CapEx”) or requiring immediate expense (“OpEx”) depending on the nature of the work in consideration of the relevant capitalization criteria in ASC 350-40. As (i) the prevailing industry practice is to determine capitalization allocation rates using detailed time-tracking, and (ii) the Company (as of the implementation of this methodology during the first quarter of 2020) had no systematic time-tracking mechanism, the Company originally estimated the time-equivalent of a story point to determine the allocation of product development efforts between CapEx and OpEx, further quantifying the financial impact using organization-wide compensation averages for our product development organization. This estimation was derived using a pilot group within our product development organization for which detailed time tracking was performed to arrive at an estimated time-equivalent per story point, resulting in a conclusion that one story point was the equivalent of approximately one work day. Inherent in this methodology was an assumption that the time-equivalent of a story point for this pilot group would be representative of the entirety of our product development teams’ efforts. Capitalized labor costs for a reporting period were then calculated by multiplying the number of CapEx story points by the calculated per-day cost of product development resources, as previously described.

Securities and Exchange Commission
August 17, 2023

As the guidance in ASC 350-40 does not specify a required methodology for tracking product development labor costs, the Company’s management concluded that the chosen approach represented a reasonable and appropriate methodology to estimate product development labor costs required to be capitalized. The Company then monitored the results of this methodology to determine if it provided a reasonable estimate that met the requirements of ASC 350-40. In particular, management used the increasing data set of completed story points being accumulated over the 2020 reporting periods to assess if the distribution of product development costs between CapEx and OpEx was reasonable or if changes to the assumptions or methodology were required. Since the original data set was based on a pilot team, management’s judgment was that accumulating a sufficiently large data set over several reporting periods was needed to reach a conclusion. This judgement was informed by the potential risk of over-capitalizing costs and inappropriately improving results of operations.

Revised Methodology
After approximately one year of estimating capitalizable labor costs under the original methodology, the Company’s product development leadership, with the assistance of the Company’s finance and accounting department, concluded that the data set was sufficiently developed and performed a comprehensive review of labor costs capitalized under the original methodology.

Based on this review, the Company revised the method for estimating capitalizable labor costs leveraging the story point data from the previous model to develop a capital expenditure percentage to be applied to each product development team. The revised methodology is more precise, as it estimates the average percentage of time that will be spent on capitalizable software development activities and applies that average to the product development teams’ total time. More specifically, the Company adopted an allocation methodology whereby time-to-story-point estimates were discarded in favor of using a period’s CapEx story points as a percentage of total story points completed to arrive at a capitalization rate, on a team-by-team basis. This team-specific capitalization rate is then applied against the team cost (primarily salaries and related costs) to determine capitalization amounts per team. The Company consulted with independent subject matter experts before implementing this approach, with each indicating that, while the prior time-centric method may be prevalent, this story-point-centric approach reflected best practice (in their opinions). Additionally, as story-point measurements are subjective and may vary significantly from team to team, this team-specific approach is preferable as the capitalization occurs at the team level. In short, the revised methodology improves precision by determining the related costs at the team-level, whereas the original methodology utilized an organization-wide cost metric that did not fully consider the potential impact that team-specific cost dynamics (i.e., onshore versus offshore labor) could have on the amounts capitalized.

Accounting Conclusions
In the Company’s consideration of whether this change in methodology represented a correction of an error, management relied upon the guidance in FASB ASC 250, Accounting Changes and Error Corrections. The Glossary of ASC 250-10-20 defines an error in previously issued financial statements as, “An error in recognition, measurement, presentation, or disclosure in financial statements resulting from mathematical mistakes, mistakes in the application of generally accepted accounting principles (GAAP), or oversight or misuse of facts that existed at the time the financial statements were

Securities and Exchange Commission
August 17, 2023

prepared. A change from an accounting principle that is not generally accepted to one that is generally accepted is a correction of an error.” Based on the definition, the Company concluded that the change in methodology for software development costs did not represent an error in previously issued financial statements, as defined in ASC 250, based on the following analysis:

a.“[M]athematical mistakes”
•There were no mathematical mistakes identified in the application of the previous capitalization methodology.

b.“[M]istakes in the application of generally accepted accounting principles (GAAP)”
•Authoritative guidance does not specify methodologies for use in the capitalization of labor costs for internal-use software. The Company’s previous capitalization policy represents a reasonable and rational approach to track capitalizable labor costs based on the best information available at the time and does not represent the misapplication of ASC 350-40.

c.“[O]versight or misuse of facts that existed at the time the financial statements were prepared.”
•The Company’s previous capitalization methodology represented a reasonable and rational application of the requirements of ASC 350-40 based on the best available information regarding the Company’s product development labor costs at such time. As noted earlier in our response, once, in management’s judgment, a sufficient data set of information was accumulated, management performed a review and changed the Company’s methodology.

As previously noted, the Company attempted to provide full and transparent disclosures in the Q2 2021 Form 10-Q (and subsequent periodic filings on Forms 10-K and 10-Q) to allow a reader to understand and evaluate the change in methodology and the impact of the change in methodology on current period financial results and the expected impact on future periods. The Company acknowledges that previous disclosure stating that “our then-current labor capitalization methodology did not fully reflect all of the critical activities necessary to develop software assets” mischaracterizes management’s conclusion under the guidance in ASC 250 as described above. In future filings, as appropriate, the Company will more clearly disclose the basis for management’s accounting conclusions.

Securities and Exchange Commission
August 17, 2023

If you have any questions or comments regarding this response, please call the undersigned at (251) 662-4186. Thank you very much for your attention to this matter.

                            Very truly yours,

                            /s/ Matt J. Chambless

                            Matt J. Chambless
                            Chief Financial Officer, Secretary and                                 Treasurer

cc:    Christopher L. Fowler, Computer Programs and Systems, Inc.
Timothy W. Gregg, Esq., Maynard Nexsen PC